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                                                                    EXHIBIT 99.5

FOR IMMEDIATE RELEASE

                                                  February 27, 2001
                                                  For more information contact:
                                                  Raymond Braun - (419) 247-2800
                                                  Mike Crabtree - (419) 247-2800

             HEALTH CARE REIT, INC. REPORTS STATUS OF PORTFOLIO WITH
                         ALTERRA HEALTHCARE CORPORATION

Toledo, Ohio, February 27, 2001... HEALTH CARE REIT, INC. (NYSE/HCN), today provided details of its investments with Alterra Healthcare Corporation in response to Alterra's recent press release regarding the restructuring of its debt and lease obligations.

Health Care REIT owns 38 assisted living facilities with 1,443 units and an investment balance of $86 million that are leased to Alterra and represent approximately 8 percent of the company's portfolio at December 31, 2000. These facilities are located in Oklahoma (17), Texas (6), Ohio (4), Florida (2), North Carolina (2), Tennessee (2), Minnesota (1), Oregon (1), Pennsylvania (1), South Carolina (1), and Washington (1). Thirty-two of the facilities are stabilized properties with an average occupancy for the fourth quarter 2000 of 95 percent and payment coverage of 1.62 before management fees and 1.40 after management fees. Six properties are in fill-up with an average occupancy for the fourth quarter 2000 of 70 percent and payment coverage before management fees of .33 and .20 after management fees. Overall, the portfolio had occupancy at 91 percent and payment coverage of 1.24 before management fees and 1.05 after management fees for the fourth quarter 2000. Alterra is current on its rent obligations with the company.

Further reports will be made once the final terms of Alterra's restructuring plan have been determined.

Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust that invests in health care facilities, primarily nursing homes and assisted living facilities. At December 31, 2000, the company had investments in 205 health care facilities in 34 states and had total assets of approximately $1.16 billion. For more information on Health Care REIT, Inc., via facsimile at no cost, dial 1-800-PRO-INFO and enter the company code - HCN. More information is available on the Internet at http://www.hcreit.com.

This document may contain "forward-looking" statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the company's actual results in the future to differ materially from expected results. These risks and uncertainties include, among others, general economic conditions, the availability of capital, competition within the financial services and real estate markets, the performance of operators within Health Care REIT's portfolio, and regulatory and other changes in the health care sector, as described in the company's filings with the Securities and Exchange Commission.

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